UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Seadrill Announces Third Quarter 2023 Results and Additional $250 Million Share Repurchase Authorization

•	Delivered $151 million of Adjusted EBITDA(1) on $414 million of revenue, resulting in an Adjusted EBITDA Margin(1) of 36.5%, and net income of $90 million, or $1.10 per diluted share.

•

Successfully refinanced its secured debt, issuing $575 million of 8.375% senior secured second lien notes and establishing a new $225 million revolving credit facility with an accordion feature of up to an additional $100 million.

•	Initiated $250 million shareholder return program and completed share repurchases totaling $213 million as of November 24, 2023.

•	Increased share repurchase authorization by an additional $250 million, taking aggregate authorization to $500 million.

•	Updated full year 2023 market guidance, with Adjusted EBITDA range now $485 million to $505 million.

•	Secured contracts for the West Neptune and West Vela in the U.S. Gulf of Mexico, with the West Vela transitioning to Seadrill from the current third-party manager before undertaking the new contract.

Hamilton, Bermuda, November 27, 2023 - Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) today reported its third quarter 2023 results, which reflect strong performance across the fleet as the Company continues to deliver safe and efficient drilling operations around the globe.

Financial Highlights	Three months ended
Figures in USD million, unless otherwise indicated	September 30, 2023	June 30, 2023
Total Operating Revenues	414	414
Contract Revenues	324	329
Operating Profit	117	109
Adjusted EBITDA (1)	151	159
Adjusted EBITDA Margin (1)	36.5%	38.4%
Diluted Earnings Per Share ($)	1.10	1.16

President and Chief Executive Officer, Simon Johnson, commented, “We delivered another strong quarter for our stakeholders, and today we announce an increase in our full year 2023 Adjusted EBITDA guidance. We have secured an extension for the West Neptune with LLOG and been awarded a short-term campaign by QuarterNorth Energy for the West Vela. This will mark the return to Seadrill of the second of four drillships that we acquired earlier this year. We remain on track with synergy capture arising from the Aquadrill transaction.

“In September, we initiated our $250 million share repurchase program and have made excellent progress to date. In our view, the price level at which we have executed the buyback is highly accretive. Market fundamentals remain robust and our positive view on the length and durability of this upcycle is unchanged. With this in mind and considering our strong financial position, Seadrill’s board of directors has authorized a further $250 million in share repurchases, taking the aggregate to $500 million. This enables us to continue to return capital to our shareholders that cannot be allocated more efficiently within the business.”

Financial and Operational Results

The Company generated $414 million in total operating revenues in the third quarter of 2023, consistent with the prior quarter. During the quarter, the Company operated an average of 12 rigs(2) at an economic utilization of 93%, compared to an average of 13 rigs, working at an economic utilization of 93% in the second quarter of 2023. This activity translated into contract revenues of $324 million, a decrease of $5 million, or 2%, from the prior quarter, primarily due to planned out-of-service days on the West Phoenix and the Sevan Louisiana. In addition, the Company generated $68 million in management contract revenues, largely related to the rigs managed under its 50:50 joint venture with Sonangol E.P., and $22 million in reimbursable and other revenues.

1

The Company incurred $304 million in operating expenses, a decrease of $4 million, or 1%, from the prior quarter, primarily due to one-time merger and integration-related expenses in the prior quarter.

Adjusted EBITDA was $151 million for the third quarter, a decrease of $8 million, or 5%, from the prior quarter. Adjusted EBITDA Margin was 36.5% for the third quarter.

Net cash provided by operating activities totaled $112 million in the third quarter of 2023, compared to $20 million in the prior quarter which was adversely impacted by one-off working capital movements. Long-term maintenance costs of $33 million, included within operating activities, and $28 million of capital upgrades resulted in total capital expenditures of $61 million, as the Company incurred expenditures for upcoming special periodic surveys, including on associated long-lead items.

Share Repurchases

On September 12, 2023, the Company initiated a share repurchase program for the repurchase of up to $250 million of the Company’s common shares in the open market on the Oslo Stock Exchange and the New York Stock Exchange. As of November 24, 2023, the Company had repurchased 5 million of its own shares at an average price of $42.76 per share, equating to $213 million.

Furthermore, Seadrill’s Board of Directors has increased the Company’s aggregate share repurchase authorization, allowing the Company to repurchase up to an additional $250 million of its outstanding common shares. Such increase takes the aggregate authorization to $500 million. The additional $250 million authorization does not have a fixed expiration, and may be modified, suspended, or discontinued at any time. The Company is under no obligation to purchase any shares in respect of the additional repurchase authorization. Shares may be repurchased at any time and from time to time in respect of the authorization in open market purchases, privately negotiated purchases, block trades, tender offers, accelerated share repurchase transactions or other derivative transactions, through the purchase of call options or the sale of put options, or otherwise, or by any combination of the foregoing. The manner, timing, pricing and amount of any repurchases will be subject to the discretion of the Company and may be based upon a number of factors, including market conditions, the Company’s financial position and capital requirements, financial conditions, competing uses for cash, the restrictions in the Company’s credit agreements and other factors.

Balance Sheet and Debt Refinancing

During the quarter, the Company refinanced its secured debt, issuing $575 million in aggregate principal amount of 8.375% senior secured second lien notes due 2030 (the “Notes”) and establishing a $225 million senior secured five-year revolving credit facility with an accordion feature of up to an additional $100 million. The refinancing reduces the Company’s cost of capital and removes certain restrictive covenants, allowing the Company greater flexibility to act on accretive opportunities that maximize shareholder value. As of September 30, 2023, the Company had gross principal debt of $625 million, comprising (i) the Notes and (ii) $50 million in senior unsecured convertible notes. Cash and cash equivalents was $869 million, including $32 million in restricted cash.

Operational and Commercial Activity

As of September 30, 2023, Seadrill’s Order Backlog(3) stood at $2.3 billion, including approximately $76 million of contract additions on the West Neptune in the U.S. Gulf of Mexico during the quarter. Following the quarter-end, the Company secured a short-term campaign for the West Vela in the U.S. Gulf of Mexico with QuarterNorth Energy. This contract is expected to commence after the rig finishes with Beacon Offshore in the first half of 2024 and transitions to Seadrill from the current third-party manager. As of November 27, 2023, the Company’s Order Backlog stands at $2.2 billion.

In July, the Company completed the sale of its three tender-assist units to certain affiliates of Energy Drilling Pte. Ltd. for aggregate cash proceeds of $84 million.

2

Outlook

Full year 2023 guidance for total revenues is expected in the range of $1,495 million to $1,515 million and Adjusted EBITDA within the range of $485 million to $505 million. The revised guidance range for total revenues and Adjusted EBITDA is above the range previously communicated for full year 2023. Refer to Appendix II for a reconciliation of Adjusted EBITDA to Operating Profit. Capital expenditures and long-term maintenance is expected to be within the range of $185 million to $205 million. The revised guidance range for capital expenditures is below the range previously communicated for full year 2023.

Conference Call Information

The Company will hold a conference call to discuss its results on Tuesday, November 28 at 9:00 CST / 15:00 GMT / 16:00 CET. Interested participants may join the call by dialing +1 (888) 660-6819 (Passcode: 7310670) at least 15 minutes prior to the scheduled start time. The Company will also webcast the call live on its website, www.seadrill.com/investors, where a replay will be available afterwards.

(1)	Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures. For a definition and a reconciliation to the most comparable GAAP measure, see Appendices.
(2)

The number of rigs contributing to contract revenue includes fleet additions from the Aquadrill transaction (West Capella, West Vela, West Auriga, West Polaris); excludes rigs managed on behalf of Sonadrill (West Gemini, Sonangol Quenguela, Sonangol Libongos); and excludes rigs bareboat chartered to Gulfdrill (West Telesto, West Castor, West Tucana).

(3)

Order Backlog includes all firm contracts at the contractual operating dayrate multiplied by the number of days remaining in the firm contract period. It includes management contract revenues and lease revenues from bareboat charter arrangements and excludes revenues for mobilization, demobilization, contract preparation, and other incentive provisions and backlog relating to non-consolidated entities.

Seadrill Contact Information

Benjamin Wiseman

Corporate Finance Manager & Investor Relations

T: +44 786 713 9312

E: benjamin.wiseman@seadrill.com

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

3

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this communication, including those regarding the Company’s outlook and guidance, plans, strategies, business prospects, rig activity, share repurchases, changes and trends in its business and the markets in which it operates are forward-looking statements. These forward-looking statements can often, but not necessarily, be identified by the use of forward-looking terminology, including the terms “assumes”, “projects”, “forecasts”, “estimates”, “expects”, “anticipates”, “believes”, “plans”, “intends”, “may”, “might”, “will”, “would”, “can”, “could”, “should” or, in each case, their negative, or other variations or comparable terminology. These statements are based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, Seadrill’s ability to successfully employ its drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions, inflation, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, the impact of global economic conditions and global health threats, pandemics and epidemics, our ability to maintain relationships with suppliers, customers, employees and other third parties and our ability to maintain adequate financing to support our business plans, our ability to successfully complete any acquisitions, divestitures and mergers, our liquidity and the adequacy of cash flows for our obligations, our liquidity and the adequacy of cash flows for our obligations, our ability to satisfy the continued listing requirements of the New York Stock Exchange (“NYSE”) and the Oslo Stock Exchange (“OSE”), or other exchanges where our common shares may be listed, or to cure any continued listing standard deficiency with respect thereto, the cancellation of drilling contracts currently included in reported contract backlog, losses on impairment of long-lived fixed assets, shipyard, construction and other delays, the results of meetings of our shareholders, political and other uncertainties, including those related to the conflict in Ukraine, the effect and results of litigation, regulatory matters, settlements, audit, assessments and contingencies, including any litigation related to the Merger of the Company (“Merger”) with Aquadrill LLC (“Aquadrill”), our ability to successfully integrate with Aquadrill following the Merger, the concentration of our revenues in certain geographical jurisdictions, limitations on insurance coverage, our ability to attract and retain skilled personnel on commercially reasonable terms, the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects, fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters in the jurisdictions in which we operate, customs and environmental matters, the potential impacts on our business resulting from decarbonization and emissions legislation and regulations, the impact on our business from climate-change generally, the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems and other important factors described from time to time in the reports filed or furnished by us with the SEC . Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 19, 2023 (File No. 001-39327), and subsequent reports on Form 6-K.

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

4

Seadrill Limited

INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the three and nine months ended September 30, 2023 (Successor), the three months ended September 30, 2022 (Successor), the period from February 23, 2022 through September 30, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)

F-2

Unaudited Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2023 (Successor), the three months ended September 30, 2022 (Successor), the period from February 23, 2022 through September 30, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)

F-3

Unaudited Consolidated Balance Sheets as at September 30, 2023 (Successor) and December 31, 2022 (Successor)	F-4

Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, 2023 (Successor), the period from February 23, 2022 through September 30, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)

F-5

Unaudited Consolidated Statements of Changes in Equity for the three and nine months ended September 30, 2023 (Successor), the three months ended September 30, 2022 (Successor), the period from February 23, 2022 through September 30, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)

F-7

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor		Successor		Predecessor
(In $ millions, except per share data)	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Operating revenues
Contract revenues	324	187	839	435	124
Reimbursable revenues	11	9	26	21	4
Management contract revenues (1)	68	63	198	140	36
Other revenues (1)	11	10	31	19	5

Total operating revenues	414	269	1,094	615	169

Operating expenses
Vessel and rig operating expenses (1)	(184)	(137)	(485)	(323)	(76)
Reimbursable expenses	(9)	(8)	(23)	(18)	(4)
Depreciation and amortization	(39)	(38)	(112)	(90)	(17)
Management contract expenses (1)	(50)	(49)	(142)	(98)	(31)
Selling, general and administrative expenses	(20)	(18)	(48)	(42)	(6)
Merger and integration related expenses	(2)	—	(21)	—	—

Total operating expenses	(304)	(250)	(831)	(571)	(134)

Other operating items
Gain on disposals	7	1	14	1	2

Total other operating items	7	1	14	1	2

Operating profit	117	20	277	45	37
Financial and other non-operating items
Interest income	10	4	22	7	—
Interest expense	(15)	(33)	(44)	(73)	(7)
Share in results from associated companies (net of tax)	13	(1)	27	(7)	(2)
Reorganization items, net	—	(3)	—	(12)	3,683
Other financial items	(13)	(3)	(19)	—	30

Total financial and other non-operating items, net	(5)	(36)	(14)	(85)	3,704

Profit/(loss) before income taxes	112	(16)	263	(40)	3,741
Income tax expense	(22)	(2)	(36)	(10)	(2)

Profit/(loss) from continuing operations	90	(18)	227	(50)	3,739
Profit/(loss) after tax from discontinued operations	—	2	—	2	(33)

Net profit/(loss)	90	(16)	227	(48)	3,706

Basic EPS: continuing operations ($)	1.13	(0.36)	3.24	(1.00)	37.25
Diluted EPS: continuing operations ($)	1.10	(0.36)	3.16	(1.00)	37.25
Basic EPS ($)	1.13	(0.32)	3.24	(0.96)	36.92
Diluted EPS ($)	1.10	(0.32)	3.16	(0.96)	36.92

(1)

Includes revenue received from related parties of $73 million, $219 million, $72 million, $146 million and $19 million for the three and nine months ended September 30, 2023, the three months ended September 30, 2022, the period from February 23, 2022 through September 30, 2022 and period from January 1, 2022 through February 22, 2022 respectively, and costs paid to related parties of $3 million for the period from January 1, 2022 through February 22, 2022.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Successor		Successor		Predecessor
(In $ millions)	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Net profit	90	(16)	227	(48)	3,706

Other comprehensive gain, net of tax, relating to continuing operations:
Actuarial gain relating to pension	—	—	—	3	1
Other comprehensive gain, net of tax, relating to discontinued operations:
Recycling of accumulated other comprehensive loss on sale of Paratus Energy Services	—	—	—	—	16
Change in fair value of debt component of Archer convertible bond	—	—	—	—	(1)
Share in results from associated companies	—	—	—	—	(2)

Other comprehensive income	—	—	—	3	14

Total comprehensive income/(loss) for the period	90	(16)	227	(45)	3,720

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In $ millions, except per share data)	September 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	837	480
Restricted cash	32	44
Accounts receivable, net	224	137
Amounts due from related parties, net	26	27
Other current assets	216	169

Total current assets	1,335	857

Non-current assets
Investments in associated companies	80	84
Drilling units	2,822	1,668
Restricted cash	—	74
Deferred tax assets	23	15
Equipment	9	10
Other non-current assets	62	93

Total non-current assets	2,996	1,944

Total assets	4,331	2,801

LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	—	22
Trade accounts payable	55	76
Other current liabilities	303	306

Total current liabilities	358	404

Non-current liabilities
Long-term debt	610	496
Deferred tax liabilities	8	9
Other non-current liabilities	240	190

Total non-current liabilities	858	695

Commitments and contingencies
Equity
Common shares of par value $0.01 per share: 375,000,000 shares authorized and 79,866,503 issued at September 30, 2023 (December 31, 2022: 49,999,998)	1	—
Additional paid-in capital	2,738	1,499
Treasury shares, at cost 1,143,969 shares held at September 30, 2023 (December 31, 2022: nil)	(54)	—
Accumulated other comprehensive income	2	2
Retained earnings	428	201

Total equity	3,115	1,702

Total liabilities and equity	4,331	2,801

*	Other current and non-current liabilities include $9 million (December 31, 2022: $17 million) fair value adjustment of West Gemini off-market lease obligation.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor		Predecessor
(In $ millions)	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Cash Flows from Operating Activities
Net profit/(loss)	227	(48)	3,706
Net profit/(loss) from continuing operations	227	(50)	3,739
Profit/(loss) from discontinued operations	—	2	(33)
Net operating profit adjustments related to discontinued operations (1)	—	1	38
Adjustments to reconcile net profit/(loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization	112	90	17
Gain on disposals	(14)	(1)	(2)
Share in results from associated companies (net of tax)	(27)	7	2
Deferred tax expense/(benefit)	9	2	(4)
Unrealized gain on derivative and foreign exchange	(2)	(5)	(7)
Payment in kind interest	—	30	—
Amortization of discount on debt	—	(1)	7
Loss on debt extinguishment	10	—	—
Non-cash gain reorganization items, net	—	—	(3,487)
Fresh Start valuation adjustments	—	—	(266)
Change in allowance for credit losses	—	—	(1)
Other cash movements in operating activities
Payments for long-term maintenance	(66)	(59)	(2)
Repayments made under failed sales and leaseback arrangements	—	—	(11)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	(27)	26	(11)
Trade accounts payable	(32)	22	—
Prepaid expenses/accrued revenue	(8)	(19)	—
Deferred revenue	6	(1)	(18)
Deferred mobilization costs	14	(75)	(4)
Related party receivables	1	(20)	(13)
Other assets	(26)	30	(4)
Other liabilities	(30)	10	4

Net cash flows provided by/ (used in) operating activities	147	(12)	(56)

Cash Flows from Investing Activities
Additions to drilling units and equipment	(53)	(108)	(18)
Proceeds from disposal of assets	14	1	2
Proceeds from sales of tender-assist units	84	—	—
Funds advanced to discontinued operations	—	(16)	(20)
Net proceeds from sales of business	31	—	(94)
Cash acquired on initial consolidation of Aquadrill	24	—	—
Cash flows from investing activities (discontinued operations)	—	(30)	—

Net cash flows provided by/(used in) investing activities	100	(153)	(130)

(1)

Relates to adjustments made to the net income/loss from discontinued operations to reconcile to net cash flows from operating activities from discontinued operations. The adjustments reconcile net profit to net cash used in operating activities, other cash movements in operating activities, and changes in operating assets and liabilities, net of the effect of acquisitions and disposals. The net cash used in operating activities for the period ended September 30, 2023, was nil (period from February 23, 2022 through September 30, 2022 (Successor) was $3 million and for the predecessor period from January 1, 2022 through February 22, 2022 was $5 million provided by).

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the nine months ended September 30, 2023 (Successor), period from February 23, 2022 through September 30, 2022

(Successor) and period from January 1, 2022 through February 22, 2022 (Predecessor)

	Successor		Predecessor
(In $ millions)	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Cash Flows from Financing Activities
Proceeds from debt	576	—	175
Proceeds from convertible bond issuance	—	—	50
Repayments of secured credit facilities	(478)	—	(160)
Share issuance costs	(4)	—	—
Shares repurchased	(46)	—	—
Bond and RCF issuance costs	(28)	—	—
Cash flows from financing activities (discontinued operations)	—	16	20

Net cash provided by financing activities	20	16	85

Effect of exchange rate changes on cash	4	(3)	6

Net increase/(decrease) in cash and cash equivalents, including restricted cash	271	(152)	(95)
Cash and cash equivalents, including restricted cash, at beginning of the period	598	509	604
Included in cash and cash equivalents and restricted cash per the balance sheet	598	490	516
Included in assets of discontinued operations	—	19	88
Cash and cash equivalents, including restricted cash, at the end of period	869	357	509
Included in cash and cash equivalents and restricted cash per the balance sheet	869	349	490
Included in assets of discontinued operations	—	8	19

Supplementary disclosure of cash flow information
Interest paid	(35)	(31)	—
Taxes paid	(11)	(9)	(1)
Reorganization items, net paid	—	(11)	(56)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In $ millions)	Common shares	Additional paid-in capital	Treasury stocks	Accumulated other comprehensive income	Retained earnings	Total equity
Balance as at January 1, 2023	—	1,499	—	2	201	1,702

Net profit	—	—	—	—	43	43

Balance as at March 31, 2023	—	1,499	—	2	244	1,745

Shares issued on closing of Aquadrill acquisition	1	1,243	—	—	—	1,244
Share issuance costs	—	(4)	—	—	—	(4)
Net profit	—	—	—	—	94	94

Balance as at June 30, 2023	1	2,738	—	2	338	3,079

Net profit	—	—	—	—	90	90
Shares repurchased	—	—	(54)	—	—	(54)

Balance as at September 30, 2023	1	2,738	(54)	2	428	3,115

(In $ millions)	Predecessor Common shares	Predecessor Additional paid-in capital	Successor Common shares	Successor Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total (deficit)/ equity
Balance as at January 1, 2022 (Predecessor)	10	3,504	—	—	(15)	(7,215)	(3,716)

Other comprehensive income from continued operations	—	—	—	—	1	—	1
Other comprehensive loss from discontinued operations	—	—	—	—	(3)	—	(3)
Recycling of PES AOCI on deconsolidation	—	—	—	—	16	—	16
Net profit from continuing operations	—	—	—	—	—	3,739	3,739
Net loss from discontinued operations	—	—	—	—	—	(33)	(33)
Issuance of Successor common stock	—	—	—	1,499	—	(4)	1,495
Cancellation of Predecessor equity	(10)	(3,504)	—	—	1	3,513	—

Balance as at February 22, 2022 (Predecessor)	—	—	—	1,499	—	—	1,499

Balance as at February 23, 2022 (Successor)	—	—	—	1,499	—	—	1,499

Net income from continuing operations	—	—	—	—	—	4	4

Balance as at March 31, 2022 (Successor)	—	—	—	1,499	—	4	1,503

Net loss	—	—	—	—	—	(36)	(36)
Other comprehensive income	—	—	—	—	3	—	3

Balance as at June 30, 2022 (Successor)	—	—	—	1,499	3	(32)	1,470

Net loss	—	—	—	—	—	(18)	(18)
Other comprehensive income	—	—	—	—	—	2	2

Balance as at September 30, 2022 (Successor)	—	—	—	1,499	3	(48)	1,454

Appendix I—Reconciliation of Operating Income to Adjusted EBITDA

Adjusted EBITDA represents operating income before depreciation, amortization and similar non-cash charges. Additionally, in any given period the Company may have significant, unusual or non-recurring items which may be excluded from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure Seadrill’s ongoing financial and operating strength. The Company believes that Adjusted EBITDA assists investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Limited’s performance calculated in accordance with US GAAP.

The table below reconciles operating profit to Adjusted EBITDA.

Figures in USD million, unless otherwise indicated	Three months ended September 30, 2023	Three months ended June 30, 2023
Operating profit	117	109
Depreciation and amortization	39	37
Merger and integration related expenses	2	16
Other adjustments (1)	(7)	(3)

Adjusted EBITDA (a)	151	159

Total operating revenues (c)	414	414
Adjusted EBITDA margin (a)/(c)	36.5%	38.4%

(1)	Primarily gains on sundry asset disposals

Appendix II—Reconciliation of Adjusted EBITDA Guidance to Operating Profit

The table below reconciles operating profit to Adjusted EBITDA for the 2023 guidance numbers presented in the “Outlook” section:

	2023 Guidance
Figures in USD million, unless otherwise indicated	Low end of the range	High end of the range
Operating profit	317	337
Depreciation and amortization	156	156
Merger and integration related expenses	25	25
Other adjustments (1)	(13)	(13)

Adjusted EBITDA	485	505

Total operating revenues	1,495	1,515
Adjusted EBITDA margin	32.4%	33.3%

(1)	Primarily gains on sundry asset disposals

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: November 27, 2023	By:	/s/ Grant Creed
Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited